VIA EDGAR AND FEDEX

April 28, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Russell Mancuso and Mr. Brian Soares

Re:                             CombiMatrix Corporation
Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement

on Form S-1
File No. 333-191211
Filing Date: March 24, 2014

Ladies and Gentlemen:

At the request of the Staff of the Securities and Exchange Commission (the “Commission”) and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), CombiMatrix Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the Commission consent to the immediate withdrawal, effective as of the date and time of the filing of this application via Edgar transmission, of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on March 24, 2014 (File No. 333-191211) (the “Post-Effective Amendment No. 1”).

The Company is applying for withdrawal of Post-Effective Amendment No. 1 because immediately hereafter it intends to file a new Post-Effective Amendment No. 2  to Form S-1 on Form S-3 in order to convert its existing Registration Statement on Form S-1 (File No. 333-191211) into a Registration Statement on Form S-3 to allow the Company to forward incorporate by reference its periodic and current reports under the Securities Exchange Act of 1934, as amended.  The Company confirms that no securities have been sold pursuant to Post-Effective Amendment No. 1.

On the basis of the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of Post-Effective Amendment No. 1 be issued by the Commission as soon as possible.

Should you have any questions regarding this matter, please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624.

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL
By:	Scott R. Burell
Chief Financial Officer

cc:	Parker A. Schweich, Esq.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com